UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-50025

                           NOTIFICATION OF LATE FILING

         (Check One):
         |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR


         For Period Ended:  September 29, 2002

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form N-SAR
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 10-Q

         For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Guilford Mills, Inc.

Former name if applicable:  N/A

Address of principal executive office
(street and number): 6001 West Market Street

City, state and zip code:  Greensboro, North Carolina 27409

                                     PART II
                             RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           See Annex A attached.

                                     PART IV
                                OTHER INFORMATION


           (1) Name and telephone number of person to contact in regard to this notification

Robert A. Emken Jr.                                               (336) 316-4417
--------------------------------------------------------------------------------
 (Name)                                           (Area Code) (Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 |X| Yes |_| No



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
           (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes |X| No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Guilford Mills, Inc.
      ---------------------------------------------------------------------
                   (Name of Registrant as Specified in Charter

           Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2002
                                     GUILFORD MILLS, INC.


                                     By: /s/ Robert A. Emken
                                         ---------------------------------------
                                         Name: Robert A. Emken, Jr.
                                         Title: General Counsel and Secretary





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
                             Annex A to Form 12b-25
                             ----------------------


PART III - NARRATIVE

The Registrant has only recently emerged from proceedings under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") and is in the process of completing its "fresh start" reporting in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code". Because of the additional work required in order to finalize the implementation of fresh start reporting, the Registrant is unable to complete and timely file the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 2002, without unreasonable effort and expense.









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